UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hammering Hebrew LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Nevada

   Date of organization
   July 11, 2017

Physical address of issuer
4471 Dean Martin Drive #3107, Las Vegas, NV 89103

Website of issuer
http://hammervshitler.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$54,063.84	$0.00
Cash & Cash Equivalents	$24,063.84	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(20,403.88)	$0.00


April 6, 2021

FORM C-AR

Hammering Hebrew LLC


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Hammering Hebrew LLC, a Nevada Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://hammervshitler.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 6, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hammering Hebrew LLC (the "Company") is a Nevada Limited Liability Company, formed on July 11, 2017.

The Company is located at 4471 Dean Martin Drive #3107, Las Vegas, NV 89103.

The Company's website is http://hammervshitler.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Hammering Hebrew LLC is the company behind the comedy classic, *The Hebrew Hammer*. We are producing the sequel, *The Hebrew Hammer VS Hitler*, to sell to a distribution company and generate revenue.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on securing the budget and then filming *The Hebrew Hammer VS Hitler* rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the beginning of pre-production, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several months as we expand our cast, begin making crew deals, lock locations and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our cast;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any intellectual property rights;

* The cost and delays in production that may result from changes in the script;

* Sales and marketing efforts to bring the completed film to market;

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our production and post budget or scale down the overall scope of the project. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Nevada on July 11, 2017. Accordingly, this company has no history upon which an evaluation of our prospects and future performance can be made.

Our proposed operations are subject to all business risks associated with the film and entertainment industry.

The Company has no operating experience in the film industry.
Although the Company plans to hire personnel that have experience in the production of films, past experience is no indication of future success or the possible success of *The Hebrew Hammer VS. Hitler*. Furthermore, the Company has not yet entered into employment or consulting arrangements with any of the persons to be associated with *The Hebrew Hammer VS. Hitler*. The failure to retain one or more of the key persons needed to produce *The Hebrew Hammer VS. Hitler* may have an adverse effect on the development and production of *The Hebrew Hammer VS. Hitler* and on the business and financial condition of the Company.

The Company may abandon prematurely The Hebrew Hammer vs. Hitler development, production or distribution.
The Hebrew Hammer VS. Hitler's development, production or distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the development, production and/or distribution of *The Hebrew Hammer VS. Hitler*, as the case may be, including

funds expended in connection with the development of the screenplay and production of *The Hebrew Hammer VS. Hitler*. Abandonment of *The Hebrew Hammer VS. Hitler* at any stage would have a material adverse impact on the Company and would likely cause Purchasers to lose their entire investment in the Company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of the inherent business risks associated with entertainment companies along with present and future market conditions. Our business currently does not generate any sales and future sources of revenue will be dependent on a distribution deal and the subsequent viewer interest in the film.

The Company may not obtain a completion bond for the Film.
Because *The Hebrew Hammer VS. Hitler*'s production budget is expected to be significantly smaller than that of a typical film, the Company may not obtain a completion bond for *The Hebrew Hammer VS. Hitler*. If the Company does not obtain a completion bond, the Company will be at risk that *The Hebrew Hammer VS. Hitler*, once begun, may not be completed. Without a completion bond, if *The Hebrew Hammer VS. Hitler* goes over budget, no assurance can be given that the Company will be able to procure sufficient funds to complete *The Hebrew Hammer VS. Hitler* or if it does procure such funds, that it will be able to do so on terms that are advantageous to the Company. If *The Hebrew Hammer VS. Hitler* is not completed, it will have virtually no monetary value.

The development and commercialization of a feature film is highly competitive.
We face competition with respect to the motion picture we seek to develop and distribute. Our competitors include major production companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise

in research and development and marketing and thus may be better equipped than us to develop and commercialize a feature film. These competitors also compete with us in recruiting and retaining qualified cast and crew.

The Company's success depends on the successful production and distribution of a single film and the Company is unable to diversify its investment to reduce its risk of failure.

The Hebrew Hammer VS. Hitler will be the only film that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of *The Hebrew Hammer VS. Hitler*. Because the Company will have only one asset, *The Hebrew Hammer VS. Hitler*, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of *The Hebrew Hammer VS. Hitler* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *The Hebrew Hammer VS. Hitler*. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to our short term need of said services. If outsourcing services are interrupted or not performed or the performance is poor, this could impact the overall quality of our film.

If* The Hebrew Hammer VS. Hitler *is produced, the Company may enter into distribution agreements, which may decrease profits.

The Company may enter into distribution agreements with third parties to distribute *The Hebrew Hammer VS. Hitler* domestically and internationally. These agreements generally provide that the distributor pay a fee up front and then are entitled to share in the profits of *The Hebrew Hammer VS. Hitler*. Such an arrangement would reduce the amount of profits to the Company from *The Hebrew Hammer VS. Hitler*.

The Hebrew Hammer VS. Hitler ***will be subject to the risks associated with distribution of films.***

The success of any distribution activities will depend on a number of factors over which the Company will have little or no control. Even if *The Hebrew Hammer VS. Hitler* is sold in all territories (both domestic and foreign), there can still be no assurance that *The Hebrew Hammer VS. Hitler* will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, there may not be sufficient funds to repay to the Purchasers the amount of their investment in the Company. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. No assurance can be given that a distributor will not limit *The Hebrew Hammer VS. Hitler* 's run. limit the territories in which *The Hebrew Hammer VS. Hitler* is exhibited or otherwise fail to actively promote *The Hebrew Hammer VS. Hitler*. Any such action by the distributor could have a material adverse effect on the economic success of *The Hebrew Hammer VS. Hitler* and revenues received by the Company.

The Company may not be able to attract distributors to distribute The Hebrew Hammer VS. Hitler which could significantly harm the Company's business.

The Hebrew Hammer VS. Hitler has not yet been produced and, accordingly, the Company has not yet made any arrangements for *The Hebrew Hammer VS. Hitler*'s distribution. Even if *The Hebrew Hammer VS. Hitler* is produced, no assurance can be given that an agreement with any distributor will ever be entered into or, if entered into, it will be on terms advantageous to the Company. If the Company is unable to attract distributors to distribute *The Hebrew Hammer vs. Hitler* the Company may distribute *The Hebrew Hammer VS. Hitler* through the Internet. If the Company is not able to attract distributors for *The Hebrew Hammer VS. Hitler* or successfully distribute *The Hebrew Hammer VS. Hitler* through the Internet. the Company may not derive significant, if any, revenues from *The Hebrew Hammer VS. Hitler,* which would adversely affect the Company's business and results of operations.

A large portion of film crew across the country are unionized.

Although we expect our future relations with our future employees and contractors to be satisfactory, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our recent history, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, many of the employees of our suppliers are represented by labor unions and are subject to collective bargaining agreements. A work stoppage or strike at one of our production facilities, or impacting a supplier of ours or any of our customers could have an adverse impact on us by harming the overall quality of the film.

The Company's success depends on the experience and skill of our director, producers and department head, cast and crew.

The Company intends to locate and retain the best available people that are affordable within the confines of the production budget for our new film. Currently, the Company is dependent on Harrison Huffman, Adam Goldberg, and Jonathan Kesselman who are the Producers, Director and Chief Executive Officer, respectively, of our Company. The Company has or intends to enter into employment agreements with Harrison Huffman, Adam Goldberg, and Jonathan Kesselman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Harrison Huffman, Adam Goldberg, and Jonathan Kesselman or any member of the board of managers or its executive officers could harm the Company's business, financial condition, cash flow and results of operations. The unexpected loss of personnel in production of the new film can never be expected or predicted, but such events could adversely impact the production, marketing and distribution of the new film.

Although dependent on certain key personnel, the Company does not currently have any key man life insurance policies on any such people.

The Company is dependent on Harrison Huffman, Adam Goldberg, and Jonathan Kesselman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Harrison Huffman, Adam Goldberg, and Jonathan Kesselman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

In general, demand for motion pictures is highly correlated with general economic conditions.

A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we market our new film may adversely our financial results. Because such declines in demand are difficult to predict, we or our competitors may have increased excess capacity as a result. An increase in excess capacity may result in decline of revenues generated form our new film.

The Hebrew Hammer VS. Hitler may infringe the intellectual property rights of others, and resulting claims against the Company could be costly and require the Company to enter into disadvantageous license or royalty agreements.

Although the Company expects *The Hebrew Hammer VS. Hitler* be an original work, third parties may claim that *The Hebrew Hammer VS. Hitler* infringes their intellectual property rights. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could be time-consuming, result in costly litigation, divert resources and management's attention. cause production delays or require the Company to enter into royalty or license agreements. Such royalty or licensing agreements. if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of infringement against the Company and the Company's failure or inability to license the infringed rights. the Company's business, operating results and financial condition would be materially and adversely affected. Even if a claim of infringement against the Company is unsuccessful, legal fees incurred in defending the infringement claim likely would cause material harm to the Company and the Company's financial condition, and reduce the amount of net proceeds and cash available for distribution to investors.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We face risks relating to the competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements. such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices. could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising to support our new film. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position, our business and the financial results of our new film.

Our success depends on consumer acceptance of our new film and we may be adversely affected if our movie fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We are creating *The Hebrew Hammer VS Hitler* feature film. The success of this film depends substantially on consumer tastes and preferences that change in often unpredictable ways. Although we expect to capitalize on the historical success and brand recognition of and love for *The Hebrew Hammer*, the success of *The Hebrew Hammer VS Hitler* film will depend on our ability to create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market.

The Hebrew Hammer VS. Hitler may not succeed if it receives unfavorable reviews.
The financial success of a film. in large measure. depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *The Hebrew Hammer VS. Hitler*. To the extent that *The Hebrew Hammer VS. Hitler* receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company may become subject to the risks inherent in international sales.
The Company may sell *The Hebrew Hammer VS. Hitler* to foreign distributors for exhibition in their respective territories. Consequently, the value of *The Hebrew Hammer VS. Hitler* rights as determined by such distributors would be dependent upon many factors, including the economic conditions in such distributor's territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may materially and adversely affect the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could have a material adverse effect on the ability to complete any transaction.

If The Hebrew Hammer VS. Hitler is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict availability of the funds.
Additionally, some foreign countries may impose government regulations on the distribution of films that may delay the release, if any, or substantially reduce the distribution of *The Hebrew Hammer VS. Hitler* in such countries

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Hammering Hebrew LLC is the company behind the comedy classic, *The Hebrew Hammer*. We are producing the sequel, *The Hebrew Hammer VS Hitler*, to sell to a distribution company and generate revenue.

Business Plan

The original *Hebrew Hammer* premiered at the Sundance film festival in 2003 and went on to become a cult classic in the U.S. and abroad after its initial theatrical release in 2003. Before it's theatrical release, the U.S. cable network Comedy Central purchased the original film and played it in heavy rotation for five years, where the film was discovered and loved by fans. Later,

Paramount distributed the DVD, and Amazon and Netflix, and other digital platforms distributed it online. Internationally, *The Hebrew Hammer* played in 13 territories. We plan on tapping into the fan base of the first film, with a highly anticipated continuation to the Hammer storyline. The sequel will be bigger, "baaader" and even better than the original, with a star-studded cast of contemporary comedians and actors. Upon completion, *The Hebrew Hammer VS Hitler* will be taken to major film festivals and markets for global distribution.

History of the Business

Hammering Hebrew LLC was formed on July 11, 2017 by Jonathan Kesselman, the sole member of the Company, for the purpose of developing and producing *The Hebrew Hammer VS Hitler*.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Hebrew Hammer VS Hitler movie*	Sequel to The Hebrew Hammer	Fans of the original movie, viewers ranging in age and ethnicity, but due to the films' Judaic references there is a very large Jewish viewer base.

We anticipate a fall 2022 shoot for, *The Hebrew Hammer VS Hitler* and for the film to be ready for the market by fall of 2021.

We have yet to raise financing, but are still actively pursuing it.

Competition

The Company's primary competitors are comedy movies, specifically Jewish comedy films.

The film industry is a highly competitive market in the U.S. and worldwide. Our first film in this genre, *The Hebrew Hammer* gained cult status over the years and the demand for a sequel has only increased as the original film has grown to have a wider and wider fan base. We feel that with the current political and social climate of both this country and the world, the market for a sequel has grown even beyond the fan base. Advancements in technology and connectivity in the past 15 years will enable us to get our film out to an even larger audience than the original film.

Customer Base

Our customers or viewers broadly range in age and ethnicity, but due to the films' Judaic references there is a very large Jewish viewer base. We reach our customers through third party distribution companies.

Intellectual Property

In March 2020, the Company acquired all rights to the motion picture *The Hebrew Hammer VS Hitler* from Content Media Corporation for a purchase price of $15,000.00 pursuant to an Option-Purchase Agreement dated October 6, 2017.

Governmental/Regulatory Approval and Compliance

N/A

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4471 Dean Martin Drive #3107, Las Vegas, NV 89103

The Company has the following additional addresses: 8 John Street South Dublin Ireland

The Company conducts business in California, New York, and Ireland.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Kesselman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Producer and Director, July 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jonathan launched his career writing and directing The Hebrew Hammer in 2003. His latest feature film, "Jimmy Vestvood: Amerikan Hero," starring Maz Jobrani and John Heard, had its world premiere at the 2014 Austin Film Festival and won both the Comedy Vanguard award and Audience Award. "Jimmy" was released theatrically in the U.S. on May 13, 2016 and ran for months across the country. "Jimmy" has since been picked up for distribution around the world and had its cable release on Showtime in 2017. Most recently. Jonathan wrote and directed second unit (responsible for shooting secondary footage) for Oscar®-winning director Ang Lee on the 2016 film "Billy Lynn's Long Halftime Walk." Jonathan has been a screenwriter for 20th Century Fox, Paramount Pictures, Nickelodeon, Disney, Disney XD, Sony Pictures. Blue Sky StudiosTM, MTV. Comedy Central. the Trish Film Board, and WWE®. He has also worked as a commercial director with clients such as Nintendo®, Red Mango®, Trish Rail, DDB RX, American Media Inc., and the Mr. Olympia contest. His short film work includes several exclusives for Funny or Die, including "Arts & Crafts," starring Josh Cooke and Rob Benedict; "Roasted: America Under the Influence"; "Sexy Daddy," starring Dave Foley and written by Dave and Kevin McDonald of the sketch comedy group The Kids In The Hall; and "Realistic Black Mirror," written by Rob Kutner and starring Henry Zebrowski and Adam Pally. Jonathan taught Writing Comedy for Film and Television at Yale University. Born and raised in Los Angeles. Jonathan received his bachelor's degree from the University of Colorado, graduating Magna Cum Laude in Psychology with an emphasis in Neuroscience. He received his master's degree in Film Production from the University of Southern California School of Cinema/Television in 2001. Screenwriter, The Trish Film Board, September 2014-Present Writer/Director/Producer, The Worldwide Media Conspiracy. 2013-Present Education University of Colorado, BA, Psychology University of Southern California School of Cinema/Television, Master's degree in Film Production

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Kesselman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Producer and Director, July 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jonathan launch ed his career writing and directi ng The Hebrew Hammer in 2003. His latest feature film, "Jimmy Vestvood: Amerikan Hero," starring Maz Jobrani and John Heard, had its world premiere at the 2014 Austin Film Festival and won both the Comedy Vanguard award and Audience Award. "J immy" was released theatrically in the U.S. on May 13, 2016 and ran for months across the country. "Jimmy" has since been picked up for distribution around the world and had its cable release on Showtime in 2017. Most recently. Jonathan wrote and directed second unit (responsible for shooting secondary footage) for Oscar®-winning director Ang Lee on the 2016 film "Billy Lynn's Long Halftime Walk." Jonathan has been a screenwriter for 20th Century Fox, Paramount Pictures, Nickelodeon, Disney, Disney XD, Sony Pictures. Blue Sky StudiosTM, MTV. Comedy Central. the Trish Film Board, and WWE®. He has also worked as a commercial director with clients such as Nintendo®, Red Mango®, Trish Rail, DDB RX, American Media Inc., and the Mr. Olympia contest. His short film work includes several exclusives for Funny or Die, including "Arts & Crafts," starring Josh Cooke and Rob Benedict; "Roasted: America Under the Influence"; "Sexy Daddy," starring Dave Foley and written by Dave and Kevin McDonald of the sketch comedy group The Kids In The Hall; and "Realistic Black Mirror," written by Rob Kutner and starring Henry Zebrowski and Adam Pally. Jonathan taught Writing Comedy for Film and Television at Yale University. Born and raised in Los Angeles. Jonathan received his bachelor's degree from the University of Colorado, graduating Magna Cum Laude in Psychology with an emphasis in Neuroscience. He received his master's degree in Film Production from the University of Southern California School of Cinema/Television in 2001. Screenwriter, The Trish Film Board, September 2014-Present Writer/Director/Producer, The Worldwide Media Conspiracy. 2013-Present Education University of Colorado, BA, Psychology University of Southern California School of Cinema/Television, Master's degree in Film Production

Name

Adam Goldberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Producer & Actor, July 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Since his career-launching role in Richard Linklater's classic film "Dazed and Confused" in 1992, Adam has managed to bounce with ease between roles in blockbusters, Oscar winners, sleeper independent films, and television series alike. Notably, he was featured in Steven Spielberg's "Saving Private Ryan," starring Tom Hanks; Ron Howard's "A Beautiful Mind"; Linklater's "Waking Life"; Gregory Widen's "The Prophecy," starring Christopher Walken; George Miller's "Babe: Pig in the City"; Tony Scott's "Deja Vu," opposite Denzel Washington and Jim Caviezel; and Jonathan Kesselman's The Hebrew Hammer. Adam had three independent films open in 2016: "Rebirth" (available on Netflix), "Between Us," and "Once Upon a Time in Venice." Goldberg is also a filmmaker in his own right, having written, directed, coedited, produced, and starred in his first film, "Scotch and Milk," which made its debut in 1998 at the Los Angeles Independent Film Festival. The film went on to be shown at festivals worldwide and was featured on the Sundance Channel series "10 Best Films You May Never Have Seen." He co-wrote and directed his second feature, "I Love Your Work," which was produced through his production company and released by Think Film in 2005. Goldberg also composed the film's original music with The Flaming Lips' Steven Drozd. In addition. he directed. coedited. and produced the comic documentary short "Running with the Bulls" for the Independent Film Channel and has directed several music videos. "No Way Jose." his third feature as a filmmaker. which he wrote., directed. produced, and starred in, was released in the summer of 2015. On television, he most recently co-starred in TV Land's "The Jim Gaffigan Show" alongside Jim Gaffigan. Ashley Williams. and Michael Ian Black. Education N/A

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Jonathan Kesselman, who owns 100% of Hammering Hebrew LLC, has complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Revenue Participation Rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. The Revenue Participation Rights also do not constitute equity shares in the Company and thus do not affect, nor are they affected by, the current ownership structure in any way.

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Revenue Participation Rights	123,698	$123,698	Hiring of producers, casting director, payment for budgets and schedules, reimbursement of costs to make the movie for the fundraise, post production equipment purchases, rights buyout, legal fees, dev. fees, etc.	10/10/17	Regulation CF

Ownership

The Company is solely owned by Jonathan Kesselman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jonathan Kesselman	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Hammering Hebrew, LLC is a new company and no revenue or expenses have occurred at this point. We expect to generate revenue through the sale of the film.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: -Securing an amazing cast that satisfies the Sales Agent we are bringing on - Putting together a professional and cohesive filming crew -Achieving the vision of Director and Producers while living within the constraints of the budget -Submitting the film to top tier film festivals -Finalize agreement with Sales Agent 'Archstone,' based on securing pre-approved cast. -Ultimately sell the film and take a percentage of the distribution profits

Liquidity and Capital Resources

On October 10, 2017 the Company conducted an offering pursuant to Regulation CF and raised $123,698.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Suzanne Connolly
Relationship to the Company	Spouse of Jonathan Kesselman
Total amount of money involved	$3,000.00
Benefits or compensation received by related person	The short term loan of money
Benefits or compensation received by Company	None
Description of the transaction	Short Term Loan to Jonathan's wife for $3,000. Repaid on 1/28/19

Distributions or Payments

Related Person/Entity	Harrison Huffman - Producer on film
Relationship to the Company	Producer
Total amount of money involved	$999.99
Benefits or compensation received by related person	Repayment of money he put out to fill out C-AR form.
Benefits or compensation received by Company	None
Description of the transaction	Harrison Huffman spent $999.99 of his own money to fill out last year's C-AR form. He was repaid from LLC account.

Related Person/Entity	Jonathan Kesselman
Relationship to the Company	CEO/Sole Owner
Total amount of money involved	$5,197.57
Benefits or compensation received by related person	Jonathan flew to NYC and London to meet with potential financiers. Money was used to purchase airplane tickets and accommodations. Fee also included approximately 150 hours of work on film over the course of the year.
Benefits or compensation received by Company	Developed the project. Brought on casting director and lead producer to help with finding financing. I've been making offers to actors, holding meetings re: same, meeting potential financiers and partners for the project.
Description of the transaction	Development fee

Related Person/Entity	Jonathan Kesselman
Relationship to the Company	CEO/Sole Owner
Total amount of money involved	$8,706.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Development Fee to Jonathan Kesselman for work on the film

Intellectual Property

Other Transactions

Related Person/Entity	Sheila Jaffe
Relationship to the Company	She is the casting director for the film
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	$5,000.00
Benefits or compensation received by Company	Sheila is consulting on casting, making offers to actors.
Description of the transaction	Casting Consulting Agreement

Related Person/Entity	Adam Scherr
Relationship to the Company	He is acting as the lead producer
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	$5,000.00
Benefits or compensation received by Company	Adam is actively working on finding financing from equity partners as well as running the day to day strategy and coordination for the project
Description of the transaction	Lead Producer Fee

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jonathan Kesselman
(Signature)

Jonathan Kesselman
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan Kesselman
(Signature)

Jonathan Kesselman
(Name)

Managing Member
(Title)

4/6/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jonathan Kesselman, being the Managing Member of Hammering Hebrew LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Jonathan Kesselman
(Signature)

Jonathan Kesselman
(Name)

Managing Member
(Title)

4/6/2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Hammering Hebrew, LLC
Profit & Loss Statement

For the [2020} that ended [Dec 31 2020]

Gross margin [L / J]	-
Return on sales [T / J]	-

	Prior Period	Budget	Current Period			
Sales Revenue						
Product/Service 1						
Product/Service 2						
Product/Service 3						
Product/Service 4						
Total Sales Revenue [J]	$ -	$ -	$ -			
Cost of Sales						
Product/Service 1						
Product/Service 2						
Product/Service 3						
Product/Service 4						
Total Cost of Sales [K]	$ -	$ -	$ -			
Gross Profit [L] = [J - K]	$ -	$ -	$ -			
Operating Expenses						
Sales and Marketing						
Advertising			$ 56.30			
Direct marketing			$ 1,095.20			
Web Hosting			$ 118.00			
Other expenses (specify)						
Total Sales and Marketing Expenses [M]	$ -	$ -	$ 1,269.50			
Research and Development						
Technology licenses						
Patents						
Other expenses (Legal Fees)			$ 500.00			
Other expenses (Rights purchase)			$ -			
Total Research and Development Expenses [N]	$ -	$ -	$ 500.00			

	Prior Period	Budget	Current Period			
General and Administrative						
elopment Fee (Jonathan Kesselman)			$ 8,706.00			
Casting Director Fee (Sheila Jaffe)						
Lead Producer Fee (Adam Scherr)						
Meals and entertainment			$ 703.86			
Rent						
Telephone						
Utilities			$ 399.64			
Depreciation			$ 140.00			
Insurance						
Bank Fees			$ 15.30			
es (C-AR and Nevada Business Fees)			$ 1,015.00			
iton/Technology Purchaes For Film)			$ 7,654.58			
Total General and Administrative Expenses [O]	$ -	$ -	$ 18,634.38			
Total Operating Expenses [P] = [M + N + O]	$ -	$ -	$ 20,403.88			
Income from Operations [Q] = [L - P]	$ -	$ -	$ (20,403.88)			
Other Income [R]						
Taxes						
Income taxes						
Payroll taxes						
Real estate taxes						
Other taxes (specify)						
Other taxes (specify)						
Total Taxes [S]	$ -	$ -	$ -			
Net Profit [T] = [Q + R - S]	$ -	$ -	$ (20,403.88)			

Hammering Hebrew, LLC (As of Dec 31, 2020)   Balance Sheet

Assets

Current assets:	Current Year
Cash	24,063.84
Investments	
Inventories	-
Accounts receivable	-
Pre-paid expenses	-
Other	-
Total current assets	**24,063.84**

Fixed assets:	Current Year
Property and equipment	15,000.00
Leasehold improvements	-
Equity and other investments	
Less accumulated depreciation	
Total fixed assets	**15,000.00**

Other assets:	Current Year
Film Rights	15,000.00
Total other assets	**15,000.00**
Total assets	**54,063.84**

Liabilities and owner's equity

Current liabilities:	Current Year
Accounts payable/equipment	
Development and Consultancy Fees	
Accrued compensation	
Admin Fees	
Business License and Listing	
Bank Fees	
Marketing/Advertising/Web Hosting	
Total current liabilities	**-**

Long-term liabilities:	Current Year
Mortgage payable	-
Total long-term liabilities	**-**

Owner's equity:	Current Year
Investment capital	98,079.18
Accumulated retained earnings	(44,015.34)
Total owner's equity	**54,063.84**
equity	**54,063.84**

Balance   -